May 3, 2005
Dear Stockholders:
      I am pleased to inform you that PEC Solutions, Inc. (“PEC”) entered into an Agreement and Plan of Merger, dated April 25, 2005, with Nortel Networks Inc. (“Nortel”) and PS Merger Sub (“Purchaser”), a wholly owned subsidiary of Nortel, pursuant to which Purchaser has commenced a tender offer to purchase all of the outstanding shares of PEC common stock for $15.50 per share, net to the seller in cash.
      There are several conditions to the completion of the tender offer, including that at least a majority of shares of PEC common stock on a fully-diluted basis be tendered and not withdrawn prior to the expiration of the offer. There are also certain regulatory approvals and other customary conditions to the tender offer that must be satisfied.
      Nortel and Purchaser have entered into stockholder agreements with myself and the other founders of PEC: Paul G. Rice, President and Alan H. Harbitter, Chief Operating Officer. Our collective beneficial holdings represent approximately 53% of the issued and outstanding shares of PEC common stock on a fully-diluted basis. The three of us have agreed, among other things, to irrevocably tender our shares (subject to the terms of the applicable stockholder agreement) to Purchaser in the tender offer and vote in favor of the Merger as explained in the Offer to Purchase described in PEC’s Schedule 14D-9. We have also granted Nortel and Purchaser an option exercisable under certain circumstances to purchase a number of our shares representing 35% of PEC’s outstanding shares of common stock.
      If the tender offer is completed and certain other customary conditions are satisfied, Purchaser will be merged with and into PEC, and any shares of PEC common stock not purchased in the tender offer will, by virtue of the merger and without any action by the holders of such shares, be converted into the right to receive an amount in cash equal to $15.50 per share (or any higher per share price that Nortel determines in its sole discretion to pay in the tender offer).
      The Executive Committee of your Board of Directors, comprised solely of disinterested and independent directors, unanimously (1) determined that the merger agreement, the tender offer and the merger are advisable, fair to, and in the best interests of PEC’s stockholders, and (2) recommended that stockholders accept the offer and tender their shares of common stock pursuant to the tender offer.
      Your Board of Directors, following the unanimous recommendation of the Executive Committee, unanimously (1) determined that the merger agreement, the tender offer and the merger are advisable, fair to, and in the best interests of PEC’s stockholders, (2) approved the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, and (3) recommended that stockholders accept the offer and tender their shares of common stock pursuant to the tender offer.
      In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors, including the material factors set forth in PEC’s Solicitation/ Recommendation Statement on Schedule 14D-9. As noted in the Schedule 14D-9, the financial advisors retained by your Board of Directors — JP Morgan Securities Inc. — have delivered a written opinion to the Board of Directors stating that the consideration to be received by the PEC stockholders in the offer and the merger is fair, from a financial point of view, to the PEC stockholders (other than the principal stockholders, regarding whom they rendered no opinion). A copy of the written opinion, describing the assumptions made, matters considered and review undertaken by JP Morgan is attached to PEC’s Schedule 14D-9 as Annex II.

      Accompanying PEC’s Schedule 14D-9 are Nortel Network Inc.’s offer to purchase, dated May 3, 2005, a letter of transmittal for use in tendering your shares of PEC common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before deciding whether to tender your shares of PEC common stock.
      Your Board of Directors and the management and employees of PEC thank you for your continued support.

Sincerely,

Dr. David C. Karlgaard
Chairman of the Board of Directors and Chief Executive Officer